CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2003

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F   ☒  Form 40-F  ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene Corporation Stock Exchange Release July 23,2003 14:20

        EU approves State Aid in UPM-Kymmene Shotton Paper Mill project

        The European Commission has approved today EUR 24 million out of a planned UK State Aid of EUR 35 million, in favour of UPM-Kymmene Shotton Paper Mill located in North Wales, UK. This concludes an in-depth formal State Aid Clearance investigation begun by the European Commission in October 2002 to clarify that the financial award complied with the Commission’s Guidelines for State Aid.

        Through an open tender process the UPM-Kymmene project was awarded financial support from the UK Government’s Waste and Resources Action Programme (WRAP) in 2002. The objective of the programme is to stimulate new paper recovery from the municipal waste stream, and increase recycling rates in the UK, in line with EU targets. The total amount of the investment is EUR 175 million, of which EUR 127 million is funded by UPM-Kymmene.

        Throughout the process UPM-Kymmene has continued with the project and the new Recycled Fibre Pulp facility is scheduled to be commissioned, as planned, in November 2003 with full production by April 2004.

For further information please contact:

Mr Martin Gale, Managing Director, UPM-Kymmene (UK) Ltd,

tel. +44 1244 284112

UPM-Kymmene Corporation

Pirkko Harrela

Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2003	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations